EXHIBIT 12

PERFORMANCE FOOD GROUP COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

(DOLLARS IN THOUSANDS)

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	FISCAL YEAR ENDED

	January 3, 2004	December 28, 2002	December 29, 2001	December 30, 2000	January 1, 2000

EARNINGS:
Earnings before income taxes	$119,663	$106,362	$65,295	$42,239	$31,251
Fixed charges, exclusive of capitalized interest	18,444	20,492	11,493	8,913	6,481
	$138,107	$126,854	$76,788	$51,152	$37,732

FIXED CHARGES:
Interest charge to expense	$17,701	$18,763	$8,807	$6,593	$5,388
Interest portion of rental expense	743	1,729	2,686	2,320	1,093

Fixed charges, exclusive of capitalized interest	18,444	20,492	11,493	8,913	6,481
Capitalized interest	143	169	483	782	322
	$18,587	$20,661	$11,976	$9,695	$6,803

Ratio of earnings to fixed charges	7.4	6.1	6.4	5.3	5.5